AZZ incorporated Extends Offer for North American
Galvanizing & Coatings, Inc.; Announces Settlement
of Transaction-Related Litigation

Contact:	Dana Perry, Senior Vice President – Finance and CFO
AZZ incorporated 817-810-0095
Internet: www.azz.com
Lytham Partners 602-889-9700
Joe Dorame or Robert Blum
Internet: www.lythampartners.com

June 7, 2010 – Fort Worth, TX – AZZ incorporated (“AZZ”) (NYSE: AZZ), a manufacturer of electrical products and a provider of galvanizing services, announced today that it has extended the expiration date of the tender offer by its affiliate, Big Kettle Merger Sub, Inc., for all outstanding common shares of North American Galvanizing & Coatings, Inc. (“NGA”) (NASDAQ: NGA). The offer and withdrawal rights described in the Offer to Purchase dated May 7, 2010 have been extended and will now expire at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010, unless the offer is further extended or earlier terminated. The tender offer had been previously scheduled to expire at 5:00 p.m., Central Daylight Saving Time, on June 7, 2010.

AZZ also announced the settlement of the purported class action lawsuits filed in the Court of Chancery in the State of Delaware and in the respective District Courts of Rogers and Tulsa Counties in the State of Oklahoma related to the proposed acquisition of NGA. Under the terms of the settlement, among other things, AZZ and NGA have agreed to make certain additional information available to NGA stockholders. AZZ, NGA and all of the other defendants specifically deny all the allegations made in the lawsuits and the memorandum of understanding entered into for the settlement contains no admission of wrongdoing. The settlement is conditioned upon, among other things, confirmatory discovery by the plaintiffs, negotiation of a final stipulation of settlement and receipt of final required court approvals. The complete terms and conditions of the settlement are set forth in the memorandum of understanding, a copy of which has been filed by AZZ and NGA with the SEC.

Based on information received from Computershare Trust Company, N.A., the depositary for the tender offer, as of 5:00 p.m. New York City time on Monday, June 7, 2010, 12,256,304 shares of NGA common stock, which constitutes approximately 73% of the issued and outstanding NGA common stock, had been tendered in and not withdrawn from the tender offer. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Important Information About the Tender Offer

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer is being made subject to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by

Big Kettle Merger Sub, Inc., an affiliate of AZZ, and AZZ on May 7, 2010 for the outstanding shares of NGA’s common stock. NGA filed a Solicitation/Recommendation Statement with respect to the tender offer on Schedule 14D-9 on May 7, 2010. Both the Schedule TO, the Offer to Purchase and the Schedule 14D-9 were subsequently amended and supplemented on June 7, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and the recommendation of the tender offer by NGA’s Board of Directors, that should be read carefully before any decision is made with respect to the tender offer. These materials have been made available to NGA’s stockholders for free and may be obtained at no charge upon request to Georgeson Inc., the information agent for the tender offer at (866) 856-0524 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available for free on the SEC’s website: www.sec.gov.

About North American Galvanizing & Coatings, Inc. (NASDAQ: NGA)

North American Galvanizing & Coatings, Inc. is a leading provider of corrosion protection for iron and steel components fabricated by its customers. NGA’s galvanizing and coating operations are composed of eleven facilities located in Colorado, Kentucky, Missouri, Ohio, Oklahoma, Tennessee, Texas and West Virginia. These facilities operate galvanizing kettles ranging in length from 16 feet to 62 feet and have lifting capacities ranging from 12,000 pounds to 40,000 pounds. For more information about NGA, visit www.nagalv.com.

About AZZ incorporated (NYSE: AZZ)

AZZ incorporated is a specialty electrical equipment manufacturer serving the global markets of industrial, power generation, transmission and distributions, as well as a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

Safe Harbor Statement

Certain statements contained in this press release about our expectations of future events or results constitute forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by terminology such as, “may,” “should,” “expects, “ “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Such forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. In addition, certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger by and among AZZ, Big Kettle Merger Sub, Inc. and NGA, dated as of March 31, 2010 (the “Merger Agreement”), (2) the outcome of any legal proceedings that may be instituted against us or others regarding the Merger Agreement, (3) the inability to complete the tender offer or the merger due to the failure to satisfy other conditions, (4) risks that the proposed transaction disrupts current plans and operations, and (5) the costs, fees and expenses related to the transaction. In addition, this release may contain forward-looking statements that involve risks and uncertainties including, but not limited to, changes in customer demand and response to products and services offered by AZZ or NGA, including demand by the electrical power generation markets, electrical transmission and distribution markets, the industrial markets, and the hot dip galvanizing markets; prices and raw material cost, including zinc and natural gas which are used in the hot dip galvanizing process; changes in the economic conditions of the various markets that AZZ or NGA serve, foreign and domestic, customer request delays of shipments, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement AZZ’s growth strategy. AZZ has provided additional information regarding risks associated with the business in AZZ’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010 and other filings with the SEC, available for viewing on AZZ’s website at www.azz.com and on the SEC’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. These statements are based on information as of the date of this press release and AZZ assumes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.